MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2011, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of March 1, 2012 unless otherwise stated.

With the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS, the Company’s accounting policies have changed and the presentation, financial statement captions and terminology used in this MD&A and the accompanying audited consolidated financial statements are consistent with IFRS as is now required by the securities laws. The new policies have been consistently applied to all of the years presented in this MD&A and all prior period information has been restated or reclassified to be consistent with IFRS for comparative purposes, unless otherwise noted. Further details on the conversion to IFRS and the reconciliation of prior periods from Canadian GAAP to IFRS are provided in the notes to our audited consolidated financial statements for the year ended December 31, 2011.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company. Ramon Davila, Ing., the Company’s Chief Operating Officer and Florentino Muñoz, Ing., the Company’s Chief Geologist, are also certified Qualified Persons. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

2011 HIGHLIGHTS

	Fourth Quarter 2011	Fourth Quarter 2010	Change	Annual 2011	Annual 2010	Change
Operating
Silver Equivalent Ounces Produced	2,101,528	1,827,987	15%	7,562,494	7,024,056	8%
Silver Ounces Produced (excluding equivalent ounces from by-products)	1,957,657	1,757,332	11%	7,216,109	6,529,325	11%
Payable Silver Ounces Produced	1,926,055	1,738,548	11%	7,094,359	6,172,900	15%
Total Cash Costs per Ounce(1)	$8.01	$7.78	3%	$8.24	$7.53	9%
Average Revenue per Payable Equivalent Ounces Sold ($/eq. oz.)(1)	$31.70	$24.88	27%	$35.38	$20.19	75%
Financial
Revenues ($ millions)	$60.8	$40.1	52%	$245.5	$117.9	108%
Mine Operating Earnings ($ millions)	$38.4	$24.0	60%	$163.3	$59.7	174%
Net Earnings After Taxes ($ millions)	$21.3	$13.7	56%	$103.6	$35.1	195%
Operating Cash Flows Generated Before Movements in Working Capital ($ millions)	$36.9	$23.2	59%	$160.2	$58.7	173%
Cash and Cash Equivalents at December 31 ($ millions)	$91.2	$41.2	122%	$91.2	$41.2	122%
Working Capital at December 31 ($ millions)	$109.7	$46.1	138%	$109.7	$46.1	138%
Shareholders
Earnings Per Share - Basic	$0.20	$0.14	42%	$1.00	$0.38	167%
Cash Flow Per Share(1)	$0.35	$0.24	45%	$1.55	$0.63	147%
Share Price on TSX at December 31	$17.18	$14.40	19%	$17.18	$14.40	19%
Weighted Average Shares Outstanding for the Periods Ended December 31	105,203,712	95,674,687	10%	103,276,935	93,587,581	10%

(1)

The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Average Revenue per Payable Equivalent Ounces Sold and Cash Flow Per Share Before Movements in Working Capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See Reconciliation to IFRS on pages 16 and 17.

Record Production

With the successful commissioning of the new 1,000 tonnes per day (“tpd”) flotation circuit at the La Parrilla mine in the fourth quarter of 2011, the Company achieved another quarter of record production, producing 1,957,657 ounces of silver and 2,101,528 of silver equivalent ounces, compared to 1,757,332 ounces of silver and 1,827,987 silver equivalent ounces produced in the fourth quarter of 2010.

Annual production reached 7,216,109 ounces of silver and 7,562,494 of silver equivalent ounces, compared to 6,529,325 ounces of silver and 7,024,056 of silver equivalent ounces in 2010. With 96% of the Company’s 2011 revenues resulting from the sale of pure silver, First Majestic remains the purest silver producer relative to any of its peers.

Record Revenues

With the success from its record production and strong metal prices, the Company has also generated record revenues of $60.8 million and $245.5 million for the three months and for the year ended December 31, 2011, respectively, compared to $40.1 million and $117.9 million for the comparable periods in 2010. Revenues for the year ended December 31, 2011 would have been higher by $1.4 million were it not for some delayed shipments of 64,266 silver equivalent ounces in lead concentrates at year end, related to year end logistical challenges with our purchaser of the concentrates. Instead the shipments had to be delivered in January and will contribute to revenues in 2012.

In addition to the increase in production, the increase in revenues is also attributable to a significant increase in the average realized silver price compared to the prior year, as the Company realized an average revenue per payable ounce of $31.70 and $35.38 for the three months and for the year ended December 31, 2011, respectively. These are price increases of 27% and 75% from the comparable periods of 2010.

Record Mine Operating Earnings

For the three months and year ended December 31, 2011, the Company recognized mine operating earnings of $38.4 million and $163.3 million, respectively, compared to $24.0 million and $59.7 million for the comparable periods in 2010, which represents increases of 60% and 174%, respectively.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

Record Net Earnings

Net earnings after taxes for the three months and year ended December 31, 2011 were $21.3 million and $103.6 million, respectively, compared to $13.7 million and $35.1 million for the comparable periods in 2010.

Earnings per share (“EPS”) for the three months ended December 31, 2011 was $0.20, an increase of 42% compared to $0.14 for three months ended December 31, 2010. With record revenues and mine operating earnings, annual EPS soared to a record $1.00 per share in 2011, an increase of 167% compared to $0.38 in 2010.

Net earnings for the quarter and year ended December 31, 2011 reflects an unrealised loss on silver futures of $4.1 million for the fourth quarter and for the year. Adjusted EPS (a non-GAAP measure) after removing the loss on silver futures was $0.24 for the quarter and $1.04 for the year.

As at year end, the Company was carrying a long position on silver futures equivalent to 1.0 million ounces of silver at an average price of $32.00, representing an unrealized investment loss of $4.1 million. Management is bullish on silver prices and believed the price of silver would recover sufficiently to erase the unrealized loss. Subsequent to year end, the Company sold its entire position and converted the unrealized loss of $4.1 million to a realized gain of $1.5 million.

Record Cash Flows from Operations

The significant increase in silver prices during the year and record production have contributed to a healthy increase in the Company’s gross margins in 2011. As a result, cash flows from operations before movements in non-cash working capital, finance costs and income taxes increased by 173% from $58.7 million ($0.63 per share) in 2010 to $160.2 million ($1.55 per share) in 2011. Cash flows from operations for the fourth quarter of 2011 also increased by 59% to $36.9 million ($0.35 per share) compared to $23.2 million ($0.24 per share) for the fourth quarter of 2010.

During 2011, the Company continued to achieve growth by re-investing more than $104.0 million of its operating cash flows in the form of new investments in development and exploration of its mineral properties, the construction of new processing plants and acquisition of new mining equipment.

Cash Cost per Ounce

Cash cost per ounce (a non-GAAP measure) for the fourth quarter of 2011 was $8.01, a slight increase of 3% compared to $7.78 in the fourth quarter of 2010. Cash cost per ounce for the full year was $8.24 compared to $7.53 in 2010. The increase in cash cost per ounce was attributed to marginal increases in the cost of consumables including cyanide, energy and petroleum products. Also, throughputs of ore at the La Encantada mine were increased during the year to offset lower recoveries, which led to higher consumption of energy and reagents and therefore marginally higher cash costs. Efforts are underway, including pilot tests, to find the best metallurgical solution to boost recoveries at the La Encantada mine.

Cash cost per ounce for the fourth quarter consists of production costs of $8.06, transportation cost and refining costs of $1.83, offset by by-product credits of $1.88. Cash cost per ounce for the year consists of production cost of $8.14 per ounce, transportation cost and refining costs of $1.54 per ounce, offset by by-product credits of $1.44 per ounce. Production costs per ounce increased $0.34 per ounce for the fourth quarter of 2011 compared to 2010, and $0.68 per ounce year over year. Transportation and refining costs have increased by $0.62 per ounce on average in the fourth quarter for 2011 compared to 2010 and decreased $0.06 per ounce year over year. The increase over the fourth quarter of 2010 was due to the increase in shipments of concentrates from the La Parrilla flotation circuit, which more than doubled from 217,862 ounces in the fourth quarter of 2010 to 484,749 ounces, while the smelting cost per ounce for these concentrates was $4.54 per ounce, whereas the average refining costs for 2011 were $0.42 per ounce for the fourth quarter and $0.38 per ounce for the year. By-product credits have increased $0.72 per ounce for the fourth quarter of 2011 compared to 2010 and decreased $0.09 per ounce year over year.

Record Cash

At December 31, 2011, the Company had cash and cash equivalents of $91.2 million, an increase of $50.0 million or 122% compared to $41.2 million as at December 31, 2010. Working capital also improved by $63.6 million to $109.7 million at December 31, 2011.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

La Parrilla Plant Expansion

The new 1,000 tpd flotation circuit at the La Parrilla Silver Mine commenced operations on September 2, 2011 and was deemed to be commissioned as commercially producing on October 1, 2011. The expansion of the 1,000 tpd cyanidation circuit is continuing well and the cyanidation facility is anticipated to be commissioned during the first quarter of 2012. These expansions are being achieved without any stoppage of production as La Parrilla shifts gears from 850 tpd to 2,000 tpd expected by the end of the first quarter of 2012. Additional construction achievements consist of a new 115,000 Kw power line connected to the national grid, the installation of new induction furnaces, and a new state of the art laboratory. Currently, the plant is operating at 1,800 tpd. The La Parrilla team is currently working on the completion of the Merrill-Crowe circuit and the installation of the new tailings filters.

Once this expansion is complete and the total mill capacity reaches 2,000 tpd, the production from the plant is anticipated to almost double from approximately 1.8 million ounces of silver equivalent produced in 2010 to more than 3.2 million equivalent ounces per year in 2012, consisting of more than 2.9 million ounces of silver, 6.0 million pounds of lead and 4.3 million pounds of zinc.

2012 PRODUCTION OUTLOOK

This section of the MD&A provides management’s production forecasts for 2012. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with relying on forward-looking statements as stated at the beginning of this MD&A.

Production in 2012 is expected to increase from 2011 levels with the following upcoming developments:

  The expansion of the cyanidation circuit at the new 2,000 tpd plant at La Parrilla is expected to be completed with full commercial production achieved by the end of the first quarter of 2012, resulting in a rate of production of more than 3.2 million equivalent ounces per year,
  Construction and development of the Del Toro Silver Mine is underway and is expected to commence production at 1,000 tpd in the fourth quarter of 2012.
  At La Encantada, intensive metallurgical tests are being conducted with the objective of improving recoveries by eliminating or reducing the manganese in the ore feed prior to the cyanidation process. Also, a new ball mill has been installed and is expected to be fully operational by the end of the first quarter. This new mill will allow for a higher percentage of fresh ore being processed which is anticpated to improve the head-grade at the mill and also have a positive impact on overall recoveries.

Estimated production range on a mine-by-mine basis for 2012, associated expected operating costs and price assumptions are included in the following table. These figures are based on existing installed capacity at the Company’s operations in the La Encantada and San Martin mines, increasing capacities at the La Parrilla mine for the last three quarters of 2012, and the production of 1,000 tpd at the Del Toro mine in the fourth quarter of 2012. Actual results may vary based on production throughputs, grades, recoveries, changes in economic conditions and operating circumstances.

Anticipated Operating Parameters	La Encantada	La Parrilla	San Martin	Del Toro	Total
Total tonnes processed ('000s)	1,231 - 1,300	579 - 611	279 - 294	74 - 78	2,163 - 2,283
Operating days	342	330	330	82

Silver ounces from production ('000s)	4,193 - 4,426	2,671 - 2,819	1,003 - 1,059	383 - 404	8,251 - 8,709
Gold ounces from production	-	122 - 129	1,141 - 1,205	-	1,263 - 1,334
Pounds of lead from production ('000s)	-	11,233 - 11,860	-	2,118 - 2,236	13,350 - 14,096
Pounds of zinc from production ('000s)	-	2,511 - 2,651	-	1,770 - 1,868	4,281 - 4,519
Silver equivalent ounces from production ('000s)	4,193 - 4,426	3,063 - 3,234	1,064 - 1,123	489 - 516	8,810 - 9,299

Average silver grade (g/t)	207	183	140	197	191
Average recoveries (%)	51%	77%	80%	80%	63%

Cash cost per ounce	$8.26	$8.40	$11.76	$5.55	$8.61
Production cost per ounce	$7.68	$8.70	$12.79	$7.47	$8.62
Production cost per tonne	$26.02	$38.79	$45.82	$37.47	$32.38

Anticipated cash flow from operations, before changes in non-cash working capital: ($ millions)					$134.8 - $142.7

Metal average price assumptions for calculating equivalents:
Silver $30.00/oz, Gold $1,600/oz, Lead $0.90/lb, Zinc $0.90/lb

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2011					2010
Production Highlights	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
Ore processed/tonnes milled
La Encantada	369,310	366,308	333,710	314,712	1,384,040	319,908	295,328	264,552	194,750	1,074,538
La Parrilla	121,109	89,972	77,363	74,503	362,947	78,537	76,618	75,271	73,443	303,869
San Martin	74,584	73,879	71,004	67,291	286,758	68,730	62,275	64,527	68,917	264,449
Consolidated	565,003	530,159	482,077	456,506	2,033,745	467,175	434,221	404,350	337,110	1,642,856
Silver ounces produced
La Encantada	1,076,096	1,020,467	1,133,654	1,136,419	4,366,636	1,049,811	1,160,468	921,078	723,622	3,854,979
La Parrilla	628,836	449,771	395,716	319,405	1,793,728	395,161	402,760	375,465	375,446	1,548,832
San Martin	252,725	238,627	251,009	313,384	1,055,745	312,360	260,142	242,255	310,757	1,125,514
Consolidated	1,957,657	1,708,865	1,780,379	1,769,208	7,216,109	1,757,332	1,823,370	1,538,798	1,409,825	6,529,325
Silver equivalent ounces produced
La Encantada	1,092,189	1,029,336	1,139,336	1,138,624	4,399,485	1,050,911	1,163,887	950,223	815,209	3,980,230
La Parrilla	738,919	511,301	443,304	363,648	2,057,172	448,592	483,608	435,985	445,603	1,813,789
San Martin	270,420	251,133	261,190	323,094	1,105,837	328,484	273,003	269,959	358,591	1,230,037
Consolidated	2,101,528	1,791,770	1,843,830	1,825,366	7,562,494	1,827,987	1,920,498	1,656,167	1,619,403	7,024,056
Cash cost per ounce
La Encantada	$7.49	$8.04	$7.61	$7.17	$7.57	$7.71	$6.23	$7.20	$8.08	$7.14
La Parrilla	$8.22	$7.90	$8.84	$10.66	$8.73	$7.06	$7.09	$7.57	$7.83	$7.38
San Martin	$9.70	$10.74	$10.72	$9.85	$10.22	$8.87	$10.52	$10.13	$6.91	$8.98
Consolidated	$8.01	$8.39	$8.32	$8.26	$8.24	$7.78	$7.03	$7.75	$7.67	$7.53

Consolidated Production Results for the Quarter and Year Ended December 31, 2011 and 2010

Quarter Ended		CONSOLIDATED FIRST MAJESTIC RESULTS	Year to Date
2011	2010		2011	2010
565,003	467,175	Ore processed/tonnes milled (3)(4)	2,033,745	1,642,856
201	207	Average silver grade (g/tonne)	199	219
54%	57%	Recovery (%)	55%	56%
1,957,657	1,757,332	Total silver ounces produced	7,216,109	6,529,325
-	-	Pre-commercial silver ounces produced (3)(4)	34,316	261,193
1,957,657	1,757,332	Commercial silver ounces produced	7,181,793	6,268,132
1,926,055	1,738,548	Payable silver ounces produced (1)	7,094,359	6,172,900
440	436	Gold ounces produced	1,537	2,157
3,416,908	1,119,523	Pounds of lead produced	7,888,943	6,404,227
152,664	134,771	Pounds of zinc produced	178,767	363,288
4,695	-	Tonnes of iron ore produced	9,907	-
2,101,528	1,827,987	Total production - ounces silver equivalent	7,562,494	7,024,056
$8.01	$7.78	Total cash cost per ounce (1)(3)(4)	$8.24	$7.53
$8.06	$7.72	Total production cost per ounce (1)(2)	$8.14	$7.46
$27.48	$28.70	Total production cost per tonne (1)(2)	$28.50	$30.35
11,978	6,028	Underground development (m)	37,312	22,398
19,916	6,103	Diamond drilling (m)	56,713	17,321

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are non-GAAP measures. See Reconciliation to IFRS on page 16.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The flotation circuit of the La Parrilla mill expansion project achieved a commercial stage of production effective October 1, 2011. During the quarter ended September 30, 2011, the net margin of $1.1 million (Net Revenue of $1.4 million less Costs of Sales of $0.3 million) in connection with the sale of concentrates containing 34,316 ounces of silver during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the mill expansion, however average silver grade, recovery, total cash costs per ounce, total production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 5,952 tonnes of ore processed and 34,316 silver ounces during the quarter ended September 30, 2011.

(4)

The La Encantada mill expansion project achieved commercial production effective April 1, 2010. During the pre-commercial stage, the tables above included the production from the mill expansion, however, average silver grade, recovery, total cash cost per ounce, and total production cost per tonne were based on production excluding pre-commercial stage production of 124,508 tonnes of ore processed and 261,193 silver ounces during the quarter ended March 31, 2010.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

Total production for the fourth quarter of 2011 was 2,101,528 ounces of silver equivalents consisting of 1,957,657 ounces of silver, 440 ounces of gold, 3,416,908 pounds of lead, 152,664 pounds of zinc and 4,695 tonnes of iron ore. Silver equivalent production increased 15% compared to the 1,827,987 ounces of silver equivalents produced in the fourth quarter of 2010, which consisted of 1,757,332 ounces of silver, 436 ounces of gold, 1,119,523 pounds of lead and 134,771 pounds of zinc. Compared to the third quarter of 2011, production increased 17% from 1,791,770 ounces of silver equivalents, which consisted of 1,708,865 ounces of silver, 1,891,991 pounds of lead and 409 ounces of gold. The start-up of the La Parrilla 1,000 tpd flotation circuit took less than 30 days to achieve commercial production, and a total of only 40,592 equivalent ounces of silver were excluded from commercial production during the year.

Total cash costs per ounce (including smelting, refining, transportation and other selling costs, and by-product credits, which is a non-GAAP measure and a standard of the Silver Institute) for the fourth quarter was $8.01 per ounce of silver compared to $8.39 in the third quarter of 2011 and $7.78 in the fourth quarter of 2010. The annualized cost increase was attributed to supply chain problems relating to cyanide and increasing petroleum prices. The costs per kilogram of cyanide increased significantly in the second quarter and for the year. An increase in cyanide costs is expected to prevail during 2012 regardless of the removal of supply chain issues, also diesel and energy costs in Mexico reflected increased costs through the year, thus affecting cash costs.

The average head grade for the fourth quarter of 2011 was 201 g/t. Consolidated recoveries for all mines combined for the fourth quarter was 54%. Even though recoveries at the La Parrilla and San Martin were good, the low recoveries at the La Encantada combined with the high volumes processed at La Encantada have a significant impact on reducing the overall average.

Efforts are continuing to increase the recoveries at La Encantada by increasing the mixture of fresh ore to tailings which requires additional milling capacity. An additional ball mill is in the process of being installed to increase fresh ore processing capacity to 1,500 tpd, and this ball mill is expected to be fully commissioned by the end of the first quarter of 2012. Under ideal conditions with the revised mix of fresh ore and tailings, this plant should be able to achieve 60% recovery rates, based on 78% recoveries for fresh ore and 50% recoveries for tailings.

Management is also testing a number of pilot metallurgical studies, which are expected to further improve recoveries. During the quarter, extensive metallurgical tests were undertaken by two independent labs in the United States and the Company's own lab at the La Encantada operation. The results of the metallurgical tests show the possibility to improve metallurgical recoveries. The Company constructed a 500 tpd pilot plant at La Encantada to test processing through an SO2 (Sulphur Dioxide) circuit. Further testing and evaluation of the potential solutions is underway to assess the economic parameters and to define the best cost-benefit solution. A final decision is expected in the first half of 2012.

In order to try to compensate for the lower recoveries, the ore processed during the fourth quarter of 2011 was increased to 565,003 tonnes from the Company's combined operations amounting to a 21% increase in throughput compared to the fourth quarter of 2010 and an increase of 7% compared to the third quarter of 2011.

The underground development in all operations and projects has been increased significantly in the quarter with the objective of preparing the different areas within the mines for future production. A total of 11,978 metres of underground development were completed in the fourth quarter of 2011 compared to 10,129 metres completed in the third quarter of 2011 and 6,028 metres in the fourth quarter of 2010. Total development increased 67% year over year to 37,312 metres as the Company is expanding development at La Encantada and La Parrilla for increased production rates. At the San Martin mine, new veins are being explored and development is focused on bringing these new areas into production. At the Del Toro mine, the different ore bodies are being prepared for production in the fourth quarter of 2012 and for 2013.

Diamond drilling programs on a companywide basis during the fourth quarter of 2011 amounted to 19,916 metres in 127 holes consisting primarily of definition drilling and surface exploration drilling, representing a 226% increase from the 6,103 metres drilled in the fourth quarter of 2010. A total of 56,713 metres have been drilled during the year in 272 holes, an increase of 227% compared to 2010 exploration. A significant project is underway at Del Toro to define the ore bodies at the San Juan and Perseverancia mines to support production planning and to continue to extend the life of the Del Toro mine. Drilling has been focused on several objectives:

a)	Definition drilling for Reserve development to assist in mining activities with the objective to plan for future production increases and new NI 43-101 report updates.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

b)

An infill-drilling program is underway at the Del Toro mine to upgrade Measured & Indicated Resources to Reserves in advance of mining activities anticipated to commence in the fourth quarter of 2012. At La Encantada, among other targets underground, the Milagros breccia was drilled at depth confirming also the continuity of the breccia.

c)	Regional drilling to explore targets previously identified by geochemistry and / or geophysics:

drilling from surface to explore the La Parrilla mine to determine if the San Marcos, Vacas, Quebradillas mines are joined at depth;

geophysical anomalies at the La Encantada are being drilled from surface. The first of five anomalies, the El Plomo area is the now being drilled;

at the San Martin mine, drilling is underway at the Esperanza, Huichola and Hedionda areas where drilling was previously suspended in 2008; and

the Company has a total of 22 drill rigs currently operating throughout its projects, and expects to have 27 operating by the end of the first quarter of 2012.

During the quarter ended December 31, 2011, the Company expended $14.1 million on its mineral properties and a further $21.0 million on plant and equipment on a cash basis. This compares to $5.4 million invested in mineral properties and $6.9 million in plant and equipment in the fourth quarter of 2010. The increase in capital expenditures was primarily related to the mill expansion at the La Parrilla Silver Mine, and some underground development of Del Toro, and the land clearing and equipment purchased for the new Del Toro processing plant. The Company is also aggressively increasing its exploration and development programs to support additional mill expansions and to drive further resource upgrades.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

La Encantada Silver Mine, Coahuila, Mexico
Production Results for the Quarter and Year Ended December 31, 2011 and 2010

Quarter Ended		LA ENCANTADA RESULTS	Year to Date
2011	2010		2011	2010
369,310	319,908	Ore processed/tonnes milled (3)	1,384,040	1,074,538
214	214	Average silver grade (g/tonne)	210	234
42%	48%	Recovery (%)	47%	48%
1,076,096	1,049,811	Total silver ounces produced	4,366,636	3,854,979
-	-	Pre-commercial silver ounces produced (3)	-	261,193
1,076,096	1,049,811	Commercial silver ounces produced	4,366,636	3,593,786
1,070,717	1,044,367	Payable silver ounces produced (1)	4,344,803	3,552,758
25	21	Gold ounces produced	96	79
-	-	Pounds of lead produced	-	2,124,060
4,695	-	Tonnes of iron ore produced	9,907	-
1,092,189	1,050,911	Total production - ounces silver equivalent	4,399,485	3,980,230
$7.49	$7.71	Total cash cost per ounce (1)(3)	$7.57	$7.14
$7.16	$7.14	Total production cost per ounce (1)(2)	$7.15	$6.52
$20.79	$23.30	Total production cost per tonne (1)(2)	$22.44	$24.37
3,760	2,729	Underground development (m)	12,126	9,013
2,922	2,680	Diamond drilling (m)	11,837	7,257

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are non-GAAP measures. See Reconciliation to IFRS on page 16.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The La Encantada mill expansion project achieved commercial production effective April 1, 2010. During the pre-commercial stage, the tables above included the production from the mill expansion, however, average silver grade, recovery, total cash cost per ounce, and total production cost per tonne were based on production excluding pre-commercial stage production of 124,508 tonnes of ore processed and 261,193 silver ounces during the quarter ended March 31, 2010.

The La Encantada Silver Mine is a producing underground mine located in northern Mexico 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant which achieved commercial production on April 1, 2010, a 1,000 tpd flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

With adjustments made to the tailings screening intake systems, and to the tailings filter presses, the plant, initially inaugurated with a capacity of 3,500 tpd, has been able to consistently achieve over 4,000 tpd on average of processing throughput during the past year and was re-rated to 4,000 tpd. In recent quarters, an area within the mine Azul y Oro and Buenos Aires with high manganese levels has been exploited resulting in lower than budgeted recoveries. As a short term solution, in order to compensate for these lower recoveries, mill throughput was increased to an average of 4,345 tpd in the fourth quarter while the average for the year was 4,083 tpd. As a longer term solution, metallurgical tests have been underway in order to the test the leaching of manganese, with positive results. The Company retained Hazen Research, Inc. to construct a laboratory pilot plant in order to test and re-confirm internal lab tests. The Company is also working simultaneously on testing a 500 tpd pilot plant on site at La Encantada to test the results obtained at the laboratories. The Company is evaluating the economic feasibility of incorporating the process into the cyanidation plant. The Company is also testing alternative methods of solving the metallurgical issues related to manganese in the ore such as with acid leaching.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

A total of 1,092,189 equivalent ounces of silver were produced by the La Encantada plant during the fourth quarter of 2011, which was an increase of 6% compared with the 1,029,336 equivalent ounces of silver produced in the third quarter of 2011, and an increase of 4% compared to the 1,050,911 equivalent ounces of silver produced in the fourth quarter of 2010. Silver equivalent production in the fourth quarter of 2011 consisted of 1,076,096 ounces of silver, which was an increase of 5% compared to the 1,020,467 ounces produced in the third quarter of 2011, and an increase of 3% compared to the 1,049,811 ounces produced in the fourth quarter of 2010. Also, 25 ounces of gold and 4,695 tonnes of iron ore were produced in the fourth quarter of 2011.

There were 369,310 tonnes of ore processed in the fourth quarter of 2011 compared to 366,308 tonnes in the third quarter of 2011, an increase of 1% and an increase of 15% compared to the 319,908 tonnes processed in the fourth quarter of 2010. The average head grade was 214 g/t in the fourth quarter of 2011, representing an increase of 10% when compared to 195 g/t in the third quarter of 2011 and was consistent compared to the fourth quarter of 2010. Silver recovery in the fourth quarter of 2011 was 42%, a decrease from the 44% in the third quarter of 2011 and the 48% in the fourth quarter of 2010.

Underground mine development has been increased consistently throughout 2011. In order for blending of higher grade ore in the future with less manganese, a total of 3,760 metres were completed in the fourth quarter of 2011 compared to 2,808 metres of development completed in the third quarter of 2011, representing an increase of 34%. The current development program is focused on improving haulage and logistics for ore and waste that is transported by trucks from several production areas within the mine, including the San Javier/Milagros Breccias, Azul y Oro, the new Buenos Aires area and a newly developed area between the 660 level and the Ojuelas ore bodies. During 2011, the San Francisco vein was accessed and brought into production prior to year end. This area is known for higher silver grades and lower manganese content. In addition, the Milagros Breccia pipe is being developed at the 600 level in order for it to be brought into production in the second quarter of 2012. The purpose of the ongoing underground development program is to prepare for increased production levels and to confirm additional Reserves and Resources.

A total of three diamond drill rigs are operating at La Encantada, with one rig operating underground defining Reserves while two rigs are drilling from surface exploring the regional geophysical anomalies previously discovered. A total of 2,922 metres of diamond drilling was completed in the fourth quarter of 2011 compared to 4,381 metres in the third quarter of 2011.

The preparation of new areas continued during the fourth quarter. These new areas will contribute to increased production from fresh ore to 1,500 tpd during the first quarter of 2012, compared to the 1,150 tpd of fresh ore currently being processed, with a daily total average of tailings and fresh ore of 4,345 tpd. The third ball mill is currently being installed and is expected to be operating by the end of the first quarter of 2012 to increase fresh ore throughput and to have a positive impact on the blended head grades and silver recoveries.

During the first half of 2011, the automatic feed of reagents was completed at the new plant, achieving a more efficient use of reagents and an additional new power generator was added to the generation plant to replace the last old and inefficient generator which is expected to result in future savings on diesel, spare parts, repairs and maintenance, and to provide a more continuous operation of the plant and supporting infrastructure. A complete upgrade of the haulage level was completed and the two production shafts, including the hoists, received a complete repair and upgrade.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

La Parrilla Silver Mine, Durango, Mexico

Production Results for the Quarter and Year Ended December 31, 2011 and 2010

Quarter Ended		LA PARRILLA RESULTS	Year to Date
2011	2010		2011	2010
121,109	78,537	Ore processed/tonnes milled (3)	362,947	303,869
203	205	Average silver grade (g/tonne)	200	209
80%	77%	Recovery (%)	77%	76%
628,836	395,161	Total silver ounces produced	1,793,728	1,548,832
-	-	Pre-commercial silver ounces produced (3)	34,316	-
628,836	395,161	Commercial silver ounces produced	1,759,412	1,548,832
603,878	383,382	Payable silver ounces produced (1)	1,699,090	1,500,255
79	102	Gold ounces produced	344	413
3,416,908	1,119,523	Pounds of lead produced	7,888,943	4,280,167
152,664	134,771	Pounds of zinc produced	178,767	363,288
738,919	448,592	Total production - ounces silver equivalent	2,057,172	1,813,788
$8.22	$7.06	Total cash cost per ounce (1)(3)	$8.72	$7.38
$8.24	$7.80	Total production cost per ounce (1)(2)	$8.92	$7.80
$41.03	$38.07	Total production cost per tonne (1)(2)	$42.48	$38.53
3,793	1,935	Underground development (m)	13,242	7,545
4,648	1,498	Diamond drilling (m)	14,447	1,581

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are non-GAAP measures. See Reconciliation to IFRS on page 16.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The flotation circuit for the La Parrilla mill expansion project achieved a commercial stage of production effective October 1, 2011. During the quarter ended September 30, 2011, the net margin of $1.1 million (Net Revenue of $1.4 million less Costs of Sales of $0.3 million) in connection with the sale of concentrates containing 34,316 ounces of silver during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the flotation circuit expansion, however average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 5,952 tonnes of ore processed and 34,316 silver ounces during the quarter ended September 30, 2011.

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via above-ground gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of new 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. Construction is currently in progress, approximately 90% complete on the new cyanidation circuit, with the plant currently operating at 1,800 tpd. Commissioning of the new cyanidation circuit is anticipated during the first quarter of 2012.

In September 2010, the Company acquired an additional 16,630 hectares of land through staking, and 15 hectares of surface rights. The total mining concessions now cover a contiguous area of 69,460 hectares. The Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

Total production at the La Parrilla Silver Mine was 738,919 equivalent ounces of silver in the fourth quarter of 2011, which was an increase of 45% compared to the third quarter of 2011, and an increase of 65% compared to the fourth quarter of 2010. The composition of the silver equivalent production in the fourth quarter of 2011 consisted of 628,836 ounces of silver, 79 ounces of gold, 3,416,908 pounds of lead and 152,664 pounds of zinc. This compares with a composition of 449,771 ounces of silver, 103 ounces of gold and 1,891,991 pounds of lead produced in the third quarter of 2011, and 395,161 ounces of silver, 102 ounces of gold, 1,119,523 pounds of lead and 134,771 pounds of zinc in the fourth quarter of 2010.

In the fourth quarter of 2011, a total of 121,109 tonnes of ore were processed at La Parrilla, representing an increase of 35% when compared with the 89,972 tonnes processed in the third quarter of 2011, and an increase of 54% when compared with the 78,537 tonnes processed in the fourth quarter of 2010. During the quarter, 33,668 tonnes of oxide ore were extracted from the open pit area at the Quebradillas mine compared to 33,945 tonnes of oxide ore in the third quarter of 2011. For 2011, a total of 125,678 tonnes was extracted from the open pit which had an average grade of 183 g/t Ag. Recovery levels of silver in the fourth quarter were 80% compared to 77% in the third quarter of 2011. Lead and zinc concentrates are now grading at approximately 40% and 44% of lead and zinc respectively. Silver recoveries for flotation were 85% in the fourth quarter, and 84% for the year. Silver recoveries for cyanidation were 66% in the fourth quarter, and 66% for the year.

A total of 3,793 metres of underground development was completed in the fourth quarter of 2011, compared to 4,015 metres in the third quarter of 2011. A total of 13,242 metres of underground development was completed in 2011 compared to 7,545 metres in 2010, an increase of 76%.

In September 2011, the Company issued a new NI 43-101 Technical Report which indicated that the Company’s exploration and development efforts have resulted in upgrading a significant portion of the Measured and Indicated Resources to Proven and Probable Reserves, resulting in the life of mine (“LOM”) being extended from two years to fourteen years.

A total of 4,648 metres of diamond drilling was completed in the fourth quarter of 2011 compared to 4,642 metres of diamond drilling in the third quarter of 2011 and 1,498 metres in the fourth quarter of 2010. Currently, there are five diamond drill rigs operating at La Parrilla, three are on surface and two are underground. More than 25,000 metres of drilling are planned for 2012 representing the continuation of an aggressive investment in exploration at La Parrilla. The focus during this expanded exploration program will be the Rosarios, Quebradillas, Vacas, San Marcos, and La Blanca mines and the Cerro Santiago, Viboras, San Nicolas, Sacramento areas plus the first ever regional exploration program undertaken on this very large 69,440 hectare property. An aggressive regional mapping program is currently underway using two teams of geologists in order to define a broad regional exploration program covering the entire property. In the year 2012, it will mark the first time that the regional geological anomalies will be drilled. Results from this exploration program are expected to be released late in 2012 in an updated NI 43-101 Technical Report.

The total capital budget for the expansion, including expanded underground development is expected to be $40.5 million, $30.6 million of which was expended by the 2011 year end and a further $9.9 million of capital expenditures have been committed. Incremental production, revenues and operating costs associated with the new flotation circuit were capitalized in the quarter ended September 30, 2011. Effective October 1, 2011, the commissioning of the flotation circuit was completed and all revenues and costs are now recorded in operations rather than being capitalized as pre-production. Management estimates that incremental production of 91,176 silver equivalent ounces from the new cyanidation circuit during the pre-commercial period will be capitalized in the quarter ended March 31, 2012.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

San Martin Silver Mine, Jalisco, Mexico

Production Results for the Quarter and Year Ended December 31, 2011 and 2010

Quarter Ended		SAN MARTIN RESULTS	Year to Date
2011	2010		2011	2010
74,584	68,730	Ore processed/tonnes milled	286,758	264,449
135	175	Average silver grade (g/tonne)	147	168
78%	81%	Recovery (%)	78%	79%
252,725	312,360	Total silver ounces produced	1,055,745	1,125,514
251,460	310,799	Payable silver ounces produced (1)	1,050,466	1,119,887
336	313	Gold ounces produced	1,097	1,665
270,420	328,484	Total production - ounces silver equivalent	1,105,837	1,230,037
$9.71	$8.87	Total cash cost per ounce (1)	$10.22	$8.98
$11.45	$9.52	Total production cost per ounce (1)(2)	$11.01	$10.02
$38.64	$43.05	Total production cost per tonne (1)(2)	$40.34	$42.45
2,426	1,364	Underground development (m)	7,831	5,840
6,885	1,925	Diamond drilling (m)	19,569	8,483

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are non-GAAP measures. See Reconciliation to IFRS on page 16.

(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in northern Jalisco State, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant and 500 tpd flotation plant (currently in care and maintenance), mine buildings, offices and related infrastructure. During 2011, several improvements were made including the installation of a new ball mill, replacing an older and smaller mill, the replacement of the filter presses in the Merrill-Crowe circuit, and the addition of two new induction furnaces. Total mill capacity has increased from 900 tpd to 950 tpd providing for increased silver production and lower costs. Further improvements are budgeted for 2012 including new leaching tanks and new thickeners. These mill improvements are expected to have a positive impact on overall production, quality of doré and total costs. The processing plant has historically produced 100% of its production in the form of silver doré with some gold by-product. In early 2008, a 500 tpd flotation circuit was assembled to take advantage of the large sulphide resources at this mine. However, due to low base metal prices and high costs of smelting concentrates, the circuit was placed into care and maintenance pending further capital investment and improved sulphide mineral economics.

Total production of 270,420 ounces of silver equivalent in the fourth quarter of 2011 was 8% higher than the 251,133 equivalent ounces of silver produced in the third quarter of 2011 and 18% lower than the 328,484 equivalent ounces of silver produced in the fourth quarter of 2010. The equivalent ounces of silver in the fourth quarter of 2011 consisted of 252,725 ounces of silver and 336 ounces of gold. This compares with 238,627 ounces of silver and 285 ounces of gold produced in the third quarter of 2011 and 312,360 ounces of silver and 313 ounces of gold in the fourth quarter of 2010. Silver recovery levels in the fourth quarter of 2011 increased to 78%, compared to 74% in the third quarter of 2011, but decreased from 81% in the fourth quarter of 2010.

In the fourth quarter of 2011, 74,584 tonnes were processed at the San Martin Silver Mine, representing an increase of 1% when compared to the 73,879 tonnes milled in the third quarter of 2011 and an increase of 9% compared to the 68,730 tonnes milled in the fourth quarter of 2010. The average head grade was 135 g/t in the fourth quarter of 2011, compared to the 136 g/t in the third quarter of 2011 and 175 g/t in the fourth quarter of 2010.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

During the fourth quarter of 2011, a total of 2,426 metres of underground development was completed compared to 1,964 metres in the third quarter of 2011. In addition, 6,885 metres of diamond drilling was completed in the fourth quarter of 2011 compared to 6,542 metres in the third quarter of 2011.

The underground drilling program is continuing and is confirming the presence of structures similar to the San Pedro area which are continually providing additional oxide feed. A total of 122 holes for 7,831 metres were drilled underground during the year. The Company has five drill rigs currently operating at San Martin both from surface and underground. During the quarter, a total of 42 holes including 6,885 metres were drilled from surface which indicated evidence of economic ore in the Rosarios and La Huichola veins which will continue in 2012. Five drill rigs are currently operating at the mine consisting of three drills on the surface and two drills underground.

The 2009 surface exploration program defined the new La Esperanza vein which runs parallel to the Zuloaga vein and has high anomalous samples from 100 to 250 g/t of silver on surface. The development program launched in early 2011 into the La Esperanza vein resulted in the construction of a 14 km road and a 500 metre ramp including development along the vein. Currently, 100 tonnes of ore is being extracted per day from this area in order to improve the overall head grades at the mill. In addition, approximately 150 tonnes of ore per day is being sent to the mill from the Huichola area which was discovered in 2008, however was not developed until 2011. For 2012, the focus will remain to develop additional ounces within the Zuloaga, La Esperanza and Huichola/Rosarios vein systems. A new NI 43-101 Technical Report is expected to be released prior to the 2012 year end.

During the third quarter, a review on the collective bargaining agreement between the union and the Company was completed and a new collective agreement was reached based on performance bonuses for productivity improvements. The new agreement is expected to bring benefits for both the union members and the Company by improving safety, productivity and by reducing costs.

DEVELOPMENT AND EXPLORATION PROJECTS

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine where construction of a 4,000 tpd flotation / cyanidation plant is currently underway. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Dolores was acquired in the third quarter of 2011 for U$1.5 million. The previous owner of this high grade producing mine has been shipping a small amount of ore to First Majestic’s La Parrilla mill for the past two years.

Del Toro is presently an operating division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary, although plans are underway to transfer Del Toro into a newly formed subsidiary of the Company to better isolate its operating results from the La Parrilla mine as the plant begins production in late 2012. First Majestic owns 100% of the Del Toro Silver Mine.

All necessary permits for the construction of a 1,000 tpd flotation mill were granted by the Mexican authorities in the fourth quarter of 2009 and the first quarter of 2010. Land clearing began in April 2011 and foundation construction for this new processing facility began in December 2011. Re-permitting for a 4,000 tpd dual processing operation is currently underway in conjunction with a Preliminary Economic Assessment which is expected to be released during the first half of 2012. The current plans involve scaling up the plant capacity over a three year period commencing at 1,000 tpd in the fourth quarter of 2012, expanding to 2,000 tpd by the fourth quarter of 2013 and finally reaching 4,000 tpd by the middle of 2014.

At a ceremony celebrated in December 2011, the first stone of the new plant was placed by the Governor of Zacatecas and the first stage of the construction of the new processing plant was officially launched.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

During the year several exploration initiatives were underway. The primary effort was focused on infill drilling to upgrade the previously defined Measured and Indicated Resources to Probable Reserves and to discover additional Resources in the known ore bodies as well as explore regionally. Two crosscuts at San Juan were constructed underground during the year. One crosscut was constructed at the seventh level (176 metres from surface) where two drill rigs were installed and where ten holes were drilled at depth. The second crosscut was constructed 60 metres deeper where one drill rig was installed and drilled seven holes. Surface drilling was also underway throughout the year. The surface program was designed to discover extensions to known areas of mineralization and for testing anomalies identified by geophysics as well as testing the new Dolores area.

During the year, 27 holes were completed for a total of 10,860 metres. Of those 27 holes, 17 holes were drilled underground for a total of 6,414 metres, and ten holes were drilled on surface for a total of 4,446 metres.

In order to prepare Del Toro for production, an extensive development program was launched in late 2010 consisting of constructing an access ramp into ore bodies 1, 2 and 3 at San Juan, the construction of an access ramp into the Perseverancia chimney and an access ramp in Dolores. These access ramps have also allowed for the construction of crosscuts for drilling to further define additional Resources and to allow for a newly updated NI 43-101 compliant Resources / Reserves estimate to be prepared.

To date, the main ramp into San Juan mine is now 1,994 metres in length and 260 metres in vertical depth from the surface. This main ramp will be used for ore haulage during the first production stage, prior to the shaft being completed in 2013, and will act as an access to the three main ore bodies which will be developed during 2012. To date, access has been accomplished to ore body 1 and ore body 2 at San Juan.

At the Perseverancia mine, development of the access ramp was re-initiated in 2011 and to date has reached 422 metres in length, to gain access to the chimneys. While developing this ramp, a new vein was discovered which was named the “San Nicolas vein”. This vein has been correlated to old mine workings 1,000 metres to the northeast from the Perseverancia mine. The discovery of the San Nicolas vein has opened a new development area and to date 155 metres of development has been completed in two different levels, 50 metres apart. A drill rig was assigned to this area and is currently drilling with the intent of defining the possible connection of the San Juan and Perseverancia ore bodies. Two holes have been completed and the results appear very favourable, pending results from the final assays.

At the Dolores mine, over 525 metres have been developed to date in the mine in different workings including a ramp that is providing access to the main Dolores vein in two levels.

Total development in the fourth quarter amounted to 1,999 metres while underground development completed during 2011 totaled 4,113 metres. This development program will continue over the next twelve months to support planned production levels while construction of the new processing plant is underway.

Construction of the new milling facility is well underway and currently on schedule. Construction of a sewage water treatment plant for the town of Chalchihuites has also commenced. This facility is expected to be completed by mid-2012 and will supply water to the mill while cleaning up the environment in the region. Also, after receiving approvals from the local Ejido, the Company constructed and completed a three kilometre long road to allow for heavy equipment and vehicles to access the mine site while bypassing the town of Chalchihuites. Approximately 90% of the required equipment for the flotation circuit and 50% of the equipment for the cyanidation circuit has been ordered. Also, the new power line from the town of Vicente Guerrero and Chalchihuites is in the permitting process.

In March 2011, the Company prepared an initial capital expenditure estimate relating to the exploration, development and construction of the Del Toro Silver Mine. The initial capital costs estimate is pending changes upon completion of the NI 43-101 Technical Report / Preliminary Economic Assessment, including final metallurgical testing and final plant designs which will support the Company’s investment decisions. A bulk metallurgical test of 5,000 tonnes of ore was conducted at the La Parrilla mill in October 2011 to reconfirm metallurgical parameters.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

As at December 31, 2011, $14.9 million had been spent and for 2012 the Company has plans to invest a further $123.8 million in construction, equipment and underground development.

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). As a result of the acquisition of Normabec, and its wholly owned subsidiary Minera Real Bonanza, S.A. de C.V., the Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 35 mining concessions covering 5,738 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. After the acquisition of Normabec, the Company transferred Mineral Real Bonanza into the consolidated group in Mexico under the Company’s wholly owned subsidiary, Corporación First Majestic, SA de CV, and proceeded to wind up Normabec in December 2011.

In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, for consideration of $3.0 million. Consideration for the purchase consisted of a cash payment of $1.1 million and $1.5 million in shares of the Company (152,798 shares) in November 2010, and $0.4 million which was paid in January 2011. All payments in cash and shares have been completed fulfilling the Company’s objectives in acquiring all the necessary land and buildings for the La Luz Silver Project. The Company continued with the process of obtaining final approval for the purchase of 100 hectares of surface rights which were purchased during the quarter in order to secure an area where the plant and mine access are planned to be located.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be presented to government authorities in the first or second quarter of 2012. A metallurgical test is underway to define the final flow sheet diagram for a flotation plant which is required for final permitting. Contrary to independent reports regarding the La Luz mine, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

The permit for the restoration of the old historic buildings at the Santa Ana Hacienda has been received and the construction of the previously announced Thematic and Cultural Park which will include a mining museum has begun. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will form a “Sustainable Development Project” which will provide permanent long term jobs to the local communities.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests in the second quarter of 2011.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2011 AND 2010

“Total cash cost per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies. Cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our audited consolidated financial statements.

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	Three Months Ended December 31, 2011				Three Months Ended December 31, 2010
	San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)				$ 16,383				$ 12,977
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination				(2,180)				(380)
Cost of sales (mine)	$ 2,766	$ 5,106	$ 6,331	$ 14,203	$ 3,549	$ 2,964	$ 6,084	$ 12,599
Add: Third party smelting and refining	142	2,217	410	2,769	118	1,050	344	1,512
Deduct: By-product credits	(688)	(2,514)	(414)	(3,616)	(446)	(1,506)	(40)	(1,992)
Deduct: Royalties	-	(154)	-	(154)	-	(24)	-	(24)
Deduct: Employee benefits	604	-	1,468	2,072	(244)	-	244	(1)
Inventory changes	(112)	352	330	570	(219)	222	1,339	1,341
Other non-cash costs	(269)	(45)	(103)	(417)	-	-	82	82
Total cash cost (A)	$ 2,443	$ 4,962	$ 8,022	$ 15,427	$ 2,758	$ 2,706	$ 8,053	$ 13,517

Tonnes produced	74,584	121,109	369,310	565,003	68,730	78,537	319,908	467,175
Total ounces of silver produced	252,725	628,836	1,076,096	1,957,657	312,360	395,161	1,049,811	1,757,332
Deduct: Metal deduction ounces	1,265	24,958	5,379	31,602	1,561	11,779	5,444	18,784
Payable ounces of silver produced (B)	251,460	603,878	1,070,717	1,926,055	310,799	383,382	1,044,367	1,738,548

Mining cost per ounce	$ 3.84	$ 3.15	$ 1.33	$ 2.23	$ 3.37	$ 2.72	$ 1.14	$ 1.89
Milling cost per ounce	5.35	3.59	4.99	4.60	4.06	3.66	5.16	4.64
Indirect cost per ounce	2.26	1.50	0.84	1.23	2.09	1.42	0.84	1.19
Total production cost per ounce	$ 11.45	$ 8.24	$ 7.16	$ 8.06	$ 9.52	$ 7.80	$ 7.14	$ 7.72
Transport and other selling costs cost per ounce	0.43	0.48	0.33	0.39	0.41	0.45	0.28	0.34
Smelting and refining costs cost per ounce	0.56	3.67	0.38	1.44	0.38	2.74	0.33	0.87
By-product credits cost per ounce	(2.73)	(4.17)	(0.38)	(1.88)	(1.44)	(3.93)	(0.04)	(1.15)
Total cash cost per ounce (A/B)	$ 9.71	$ 8.22	$ 7.49	$ 8.01	$ 8.87	$ 7.06	$ 7.71	$ 7.78

Mining cost per tonne	$ 12.96	$ 15.69	$ 3.85	$ 7.59	$ 15.24	$ 13.30	$ 3.71	$ 7.02
Milling cost per tonne	18.04	17.88	14.48	15.68	18.37	17.87	16.84	17.24
Indirect cost per tonne	7.64	7.46	2.45	4.21	9.44	6.90	2.75	4.44
Total production cost per tonne	$ 38.64	$ 41.03	$ 20.79	$ 27.48	$ 43.05	$ 38.07	$ 23.30	$ 28.70

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	Year Ended December 31, 2011				Year Ended December 31, 2010
	San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)				$ 66,787				$ 48,125
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination				(2,008)				(639)
Cost of sales (mine)	$ 12,641	$ 16,021	$ 36,117	$ 64,779	$ 12,252	$ 12,149	$ 23,085	$ 47,486
Add: Third party smelting and refining	427	6,425	1,659	8,511	429	4,284	3,123	7,836
Deduct: By-product credits	(1,686)	(7,522)	(1,046)	(10,254)	(2,073)	(5,479)	(1,873)	(9,425)
Deduct: Royalties	-	(433)	-	(433)	-	(95)	-	(95)
Deduct: Employee benefits	(383)	(13)	(4,819)	(5,215)	(500)	-	(1,301)	(1,801)
Inventory changes	107	456	1,245	1,808	(48)	211	2,270	2,433
Other non-cash costs	(364)	(108)	(282)	(754)	-	-	75	75
Total cash cost (A)	$ 10,742	$ 14,826	$ 32,874	$ 58,442	$ 10,060	$ 11,070	$ 25,379	$ 46,509

Tonnes produced	286,758	356,996	1,384,040	2,027,794	264,449	303,869	950,030	1,518,348
Total ounces of silver produced	1,055,745	1,759,412	4,366,636	7,181,793	1,125,514	1,548,832	3,593,786	6,268,132
Deduct: Metal deduction ounces	5,279	60,322	21,833	87,434	5,627	48,577	41,028	95,232
Payable ounces of silver produced (B)	1,050,466	1,699,090	4,344,803	7,094,359	1,119,887	1,500,255	3,552,758	6,172,900

Mining cost per ounce	$ 4.01	$ 3.28	$ 1.24	$ 2.14	$ 3.94	$ 3.13	$ 1.38	$ 2.27
Milling cost per ounce	4.79	3.96	5.04	4.74	3.98	3.40	4.29	4.02
Indirect cost per ounce	2.21	1.68	0.87	1.26	2.10	1.27	0.85	1.17
Total production cost per ounce	$ 11.01	$ 8.92	$ 7.15	$ 8.14	$ 10.02	$ 7.80	$ 6.52	$ 7.46
Transport and other selling costs cost per ounce	0.41	0.45	0.28	0.34	0.43	0.37	0.27	0.33
Smelting and refining costs cost per ounce	0.41	3.78	0.38	1.20	0.38	2.86	0.88	1.27
By-product credits cost per ounce	(1.61)	(4.43)	(0.24)	(1.44)	(1.85)	(3.65)	(0.53)	(1.53)
Total cash cost per ounce (A/B)	$ 10.22	$ 8.72	$ 7.57	$ 8.24	$ 8.98	$ 7.38	$ 7.14	$ 7.53

Mining cost per tonne	$ 14.70	$ 15.61	$ 3.90	$ 7.49	$ 16.69	$ 15.48	$ 5.16	$ 9.23
Milling cost per tonne	17.54	18.83	15.83	16.60	16.87	16.77	16.04	16.33
Indirect cost per tonne	8.10	8.04	2.71	4.41	8.89	6.28	3.17	4.79
Total production cost per tonne	$ 40.34	$ 42.48	$ 22.44	$ 28.50	$ 42.45	$ 38.53	$ 24.37	$ 30.35

Note - The table above does not include 261,957 silver equivalent ounces of pre-commercial production from the La Encantada mill expansion project during the quarter ended March 31, 2010, which were produced at a cost of $2,348,346 and does not include 40,592 silver equivalent ounces of pre-commercial production from the La Parrilla flotation mill expansion project during the quarter ended September 30, 2011, which were produced at a cost of $263,000.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

AVERAGE REALIZED PRICE PER OUNCE OF SILVER SOLD FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2011 AND 2010

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into shipped payable ounces of silver to calculate the average realized price per ounce of silver sold.

Revenue Analysis (expressed in thousands of dollars, except ounce and per ounce amounts)	Quarter Ended December 31,		Year to Date December 31,
	2011(1)	2010	2011	2010(2)
Net Revenues as reported	$ 60,801	$ 40,092	$ 245,514	$ 117,908
Add back: Smelting and Refining Charges	2,788	1,460	7,719	7,528
Gross Revenues	63,589	41,552	253,233	125,436
Payable equivalent silver ounces sold	2,005,970	1,670,265	7,158,148	6,212,430
Average consolidated gross revenue per payable equivalent silver ounces sold	$ 31.70	$ 24.88	$ 35.38	$ 20.19
Average market price per ounce of silver per COMEX	$ 31.84	$ 26.46	$ 35.20	$ 20.18

(1)

At September 30, 2011, the La Parrilla mill expansion project had not achieved a commercial stage of production, therefore, sales receipts in the quarter ended September 30, 2011 of $1,401,000 in connection with the sale of 34,316 silver equivalent ounces of concentrates during the pre-operating period were recorded as a reduction of capital in the construction in progress account and were excluded from the above revenue analysis.

(2)

At March 31, 2010, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore, sales receipts in the quarter ended March 31, 2010 of $4,646,000 in connection with the sale of 262,403 silver equivalent ounces of precipitates during the pre-operating period were not recorded as sales revenues but instead were recorded as a reduction of capital in the construction in progress account. As at March 31, 2010, total cash receipts of $5,576,000 in connection with the sale of 316,680 silver equivalent ounces of precipitates during the pre-operating period were excluded from the above revenue analysis.

CASH FLOW PER SHARE FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2011 AND 2010

Cash Flow per Share is determined based on operating cash flows before movements in working capital, finance costs and income taxes, as illustrated in the Consolidated Statements of Cash Flow, divided by the weighted average shares outstanding during the period.

ADDITIONAL GAAP MEASURES

The Company uses additional GAAP measures which should be evaluated in conjunction with IFRS measures. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

  Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s operating performance on a cash basis in order to assess the Company’s ability to generate operating cash flow.

  Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

  Operating cash flows before movements in working capital, finance costs and income taxes represents cash flows generated from operations before changes in non-cash working capital, finance costs and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt, if any.

First Majestic Silver Corp.	In United States dollars, unless otherwise noted
Management’s Discussion and Analysis	(tabular amounts in thousands of dollars)

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

REVIEW OF FINANCIAL RESULTS

For the year ended December 31, 2011 compared to the year ended December 31, 2010 (in $000’s, except for share amounts):

	For the Year Ended	For the Year Ended
	December 31, 2011	December 31, 2010

Revenues	$245,514	$117,908	(1)
Cost of sales	66,787	48,125	(2)
Gross margin	178,727	69,783
Depletion, depreciation and amortization	15,440	10,109	(3)
Mine operating earnings	163,287	59,674	(4)
General and administrative	15,969	10,449	(5)
Share-based payments	5,948	4,455	(6)
Accretion of decommissioning liabilities	435	365
Foreign exchange loss	622	2,797	(7)
Other expenses	483	1,065	(8)
Operating earnings	139,830	40,543	(9)
Investment and other income (loss)	(1,030)	2,934	(10)
Finance costs	(1,263)	(727)
Earnings before income taxes	137,537	42,750
Current income tax expense	10,920	434
Deferred income tax expense	23,043	7,185
Income taxes expense	33,963	7,619	(11)
Net earnings for the year attributableto equity holders of the Company	$103,574	$35,131	(12)
Earnings per share (basic)	$1.00	$0.38	(12)
Earnings per share (diluted)	$0.96	$0.36

1.

Revenues (after smelting and refining charges) for the year ended December 31, 2011 increased by $127,606,000 or 108% to $245,514,000 from $117,908,000 in the year ended December 31, 2010. The increase in revenues was primarily attributed to an increase in average realized silver price from $20.19 per ounce in the year ended December 31, 2010 to $35.38 per ounce in the year ended December 31, 2011 and an 8% increase in silver equivalent ounces produced. Revenues for the year ended December 31, 2011 do not include 64,266 silver equivalent ounces of lead concentrates, or $1.4 million of revenues, at La Parrilla that were delayed for shipment at year end due to year end logistical challenges with our purchaser of the concentrates.

2.

Cost of sales increased by $18,662,000 or 39%, to $66,787,000 in the year ended December 31, 2011 from $48,125,000 in the same period of 2010. This increase in cost of sales was primarily related to 8% increase in production and higher production costs as the Company tried to compensate for lower recoveries by increasing tonnes milled by 24% when compared to the prior year.

3.

Depletion, depreciation and amortization increased by $5,331,000 or 53% to $15,440,000 for the year ended December 31, 2011, primarily due to higher depletion expense attributed to a 24% increase in tonnage of ore milled. Depreciation expense also increased in the fourth quarter of 2011 upon successful commissioning of the La Parrilla flotation circuit. Furthermore, depreciation for the La Encantada cyanidation plant did not commence until the plant achieved commercial production in April 2010, therefore only nine months of depreciation was recognized for the year ended December 31, 2010 as compared to the annual depreciation in 2011.

4.

Mine operating earnings increased by $103,613,000 or 174% to $163,287,000 for the year ended December 31, 2011, compared to $59,674,000 for the same period in the prior year. This is primarily due to the $127,606,000 increase in revenues, and is offset by the higher cost of sales and depletion, depreciation and amortization expenses. Also, during the year the net margin of $1.1 million (Net Revenue of $1.4 million less Costs of Sales of $0.3 million) in connection with the pre-production sale of concentrates from the new La Parrilla flotation circuit was recorded as a reduction of capital costs of the new plant rather than as mine operating earnings.

5.

General and administrative expenses for the year ended December 31, 2011 increased by $5,520,000 or 53% compared to the prior year due to higher legal litigation and professional fees, security costs, insurance costs, listing fees, employee benefits and an annual incentive bonus plan payout regarding 2010.

6.

Share-based payments for the year ended December 31, 2011 increased by $1,493,000 or 34% compared to the same period of the prior year. The increase was due to an increase in the Black-Scholes fair value of stock options granted as a result of the significant appreciation in the Company’s share price in the current year.

7.

Foreign exchange loss for the year ended December 31, 2011 was $622,000 compared to a loss of $2,797,000 in 2010. The foreign exchange loss for the current period primarily reflects the effect of the strengthening US dollar on the Company’s assets that are not denominated in US dollars.

8.

Other expenses of $483,000 for the year ended December 31, 2011 was primarily related to the cost to restructure the collective bargaining agreement at the San Martin Silver Mine, partially offset by a gain on the settlement of the lawsuit with Banca Cremi. During the year, a new collective agreement was reached with the union which is expected to bring benefits for both the union members and the Company by improving safety, productivity and cost reductions.

9.

Operating earnings increased by $99,287,000 or 245% to $139,830,000 for the year ended December 31, 2011, compared to operating earnings of $40,543,000 for the year ended December 31, 2010, due to the increase in mine operating earnings associated with higher production levels and higher silver prices.

10.	During the year, investment income decreased by $3,964,000 compared to the prior year. The decrease is primarily attributed to an unrealized loss of $4,083,000 on silver futures contracts.

11.

During the year, the Company recorded an income tax expense of $33,963,000 compared to $7,619,000 in 2010. The increase is reflective of $94,787,000 or 222% increase in earnings before taxes compared to 2010. Current income tax expense increased significantly compared to 2010, as the Company has utilized certain allowable tax loss carryforwards.

12.

As a result of the foregoing, net earnings for the period attributable to equity holders of the Company for 2011 increased 195% to $103,574,000 or basic earnings per share of $1.00 compared to net earnings of $35,131,000 or $0.38 per common share in 2010.

For the quarter ended December 31, 2011 compared to the quarter ended December 31, 2010 (in $000’s, except for share amounts):

	For Quarter Ended	For Quarter Ended
	December 31, 2011	December 31, 2010

Revenues	$60,801	$40,092	(1)
Cost of sales	16,383	12,977	(2)
Gross margin	44,418	27,115
Depletion, depreciation and amortization	6,035	3,131	(3)
Mine operating earnings	38,383	23,984	(4)
General and administrative	5,398	4,039	(5)
Share-based payments	1,350	2,289	(6)
Accretion of decommissioning liabilities	97	93
Foreign exchange loss (gain)	(486)	444	(7)
Other income	(194)	(113)	(8)
Operating earnings	32,218	17,232	(9)
Investment and other income (loss)	(3,491)	1,183	(10)
Finance costs	(367)	(126)
Earnings before income taxes	28,360	18,289
Current income tax expense (recovery)	(4,868)	372
Deferred income tax expense	11,889	4,263
Income tax expense	7,021	4,635	(11)
Net earnings for the period attributable to equity holders of the Company	$21,339	$13,654	(12)
Earnings per share (basic)	$0.20	$0.14	(12)
Earnings per share (diluted)	$0.20	$0.13

1.

Revenues for the quarter ended December 31, 2011 increased by $20,709,000 or 52% to $60,801,000 from $40,092,000 in the fourth quarter of 2010. The increase was attributed to a 27% increase in average realized silver price from $24.88 per ounce in the fourth quarter of 2010 to $31.70 per ounce in the fourth quarter of 2011 and a 15% increase in silver equivalent ounces produced compared to the same quarter of the prior year. Revenues for the quarter ended December 31, 2011 does not include 64,266 silver equivalent ounces of lead concentrates, or $1.4 million of revenues, at La Parrilla that were delayed for shipment at year end due to year end logistical challenges with our purchaser of the concentrates.

2.

Cost of sales increased by $3,406,000 or 26%, to $16,383,000 in the fourth quarter of 2011 from $12,977,000 in the same quarter of 2010. This increase in cost of sales was primarily related to 15% increase in production and a 21% increase in tonnes milled compared to the fourth quarter of 2010, as the La Encantada mine increased ore feed during the quarter to compensate for the low recoveries associated with the high manganese level in the ore.

3.

Depletion, depreciation and amortization increased by $2,904,000 or 93% to $6,035,000 in the fourth quarter of 2011 from $3,131,000 in the same quarter of 2010. The increase was due to higher depletion from the 21% increase in tonnage of ore milled and higher depreciation expense after the successful commissioning of the flotation circuit at the La Parrilla mine on October 1, 2011.

4.

Mine operating earnings increased by $14,399,000 or 60% to $38,383,000 for the quarter ended December 31, 2011, compared to $23,984,000 for the same quarter in the prior year. This is primarily due to the $20,709,000 increase in revenues, and is offset by the higher cost of sales and depletion, depreciation and amortization expenses compared to the fourth quarter of 2010.

5.

General and administrative expenses for the fourth quarter of 2011 increased by $1,359,000 or 34% compared to the prior year due to higher legal litigation and professional fees, and increase in salaries and employee benefits.

6.

Share-based payments for the fourth quarter of 2011 decreased by $939,000 or 41% compared to the same quarter in the prior year. The decrease was due to fewer stock options granted in the fourth quarter of 2011 compared to the fourth quarter of 2010.

7.

Foreign exchange gain for the quarter was $486,000 compared to a loss of $444,000 in the fourth quarter of 2010. The foreign exchange gain for the quarter primarily reflects the effect of the weakening of the US dollar during the quarter on the Company’s monetary assets that are not denominated in US dollars.

8.

Other income of $194,000 for the quarter was primarily related to settlement reached with Banca Cremi as the Company settled claims during the quarter, reducing the provision from $772,000 to a settlement of $463,000.

9.

Operating earnings increased by $14,986,000 or 87% to $32,218,000 for the quarter ended December 31, 2011, compared to operating earnings of $17,232,000 for the quarter ended December 31, 2010, due to the increase in mine operating earnings associated with higher production and silver prices.

10.

During the quarter ended December 31, 2011, the Company recognized an investment loss of $3,491,000 compared to a gain of $1,183,000 in the same quarter in the prior year. The investment loss is primarily attributed to unrealized loss of $4,083,000 on the Company’s investment in silver futures contracts.

11.

During the quarter ended December 31, 2011, the Company recorded an income tax expense of $7,021,000 compared to an income tax expense of $4,635,000 in the quarter ended December 31, 2010. The increase is reflective of $10,071,000 or 55% increase in earnings before tax.

12.

As a result of the foregoing, net earnings for the period attributable to equity holders of the Company for the quarter ended December 31, 2011 increased to $21,339,000 or basic earnings per share of $0.20 compared to net earnings of $13,654,000 or $0.14 per common share in the quarter ended December 31, 2010, for an increase of $7,685,000 or 56% compared to the same period in the prior year.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2011					2010
Financial Highlights	Q4(1)	Q3(2)	Q2(3)	Q1(4)	Total	Q4(5)	Q3(6)	Q2(7)	Q1(8)	Total
Revenue	$60,801	$61,407	$68,040	$55,266	$245,514	$40,092	$32,614	$27,456	$17,746	$117,908
Mine operating earnings	$38,383	$42,467	$46,794	$35,643	$163,287	$23,984	$15,874	$12,649	$7,167	$59,674
Net earnings after tax	$21,339	$27,772	$30,593	$23,870	$103,574	$13,654	$10,059	$10,976	$444	$35,133
Basic earnings per share	$0.20	$0.27	$0.30	$0.24	$1.00	$0.14	$0.11	$0.12	$0.00	$0.38
Diluted earnings per share	$0.20	$0.26	$0.29	$0.23	$0.96	$0.13	$0.10	$0.12	$0.00	$0.36

Notes:

1.

In the quarter ended December 31, 2011, mine operating earnings decreased by $4,084,000 or 10% compared to the quarter ended September 30, 2011. The decrease was primarily attributed to 18% decrease in average realized silver price and increase in depletion, depreciation and amortization expense related to higher mill throughput and commencement of depreciation for La Parrilla’s flotation circuit after it was successfully commissioned on October 1, 2011. Net earnings after tax decreased from the prior quarter by $6,433,000 or 23% compared to the prior quarter, primarily due to an unrealized loss of $4,083,000 on silver futures.

2.

In the quarter ended September 30, 2011, sales revenues decreased by $6,633,000 compared to the quarter ended June 30, 2011. The decrease was primarily attributed to 1% decrease in average realized silver price and 9% decrease in ounces of silver equivalents sold. Net earnings after taxes decreased by $2,821,000 or 9% in the quarter ended September 30, 2011 compared to the quarter ended June 30, 2011, primarily due to a loss of $1.5 million on derivative instrument and a one-time cost of $0.7 million related to restructuring of the union labour agreement at the San Martin Silver Mine.

3.

In the quarter ended June 30, 2011, sales revenues increased by $12,774,000 compared to the quarter ended March 31, 2011. The increase was primarily attributed to a 20% increase in average realized silver price. Net earnings after taxes increased by $6,723,000 or 28% in the quarter ended June 30, 2011 compared to the quarter ended March 31, 2011, primarily due to $11,151,000 increase in mine operating earnings, offset by a $1,775,000 increase in income taxes and lower investment income.

4.

In the quarter ended March 31, 2011, sales revenues increased by $15,174,000 compared to the quarter ended December 31, 2010. The increase was primarily due to the 30% increase in silver price. Net earnings after taxes increased 10,216,000 or 75% in the quarter ended March 31, 2011, compared to the quarter ended December 31, 2010, primarily due to $11,659,000 increase in mine operating earnings.

5.

In the quarter ended December 31, 2010, sales revenues increased by $7,478,000 compared to the quarter ended September 30, 2010. The increase was primarily due to the increase in silver price, partially offset by a 9.6% decrease in silver equivalent ounces sold related to a slowdown in the holiday season. Net earnings after taxes increased $3,599,000 or 36% in the quarter ended December 31, 2010, compared to the quarter ended September 30, 2010, due to $8,110,000 increase in mine operating earnings, which was partially offset by increases in non-cash share-based payments and deferred income tax expenses.

6.

In the quarter ended September 30, 2010, sales revenues increased by $5,158,000 compared to the quarter ended June 30, 2010. The increase was primarily due to a 15% increase, or 245,549 equivalent ounces of silver sold after intercompany eliminations, in the third quarter of 2010 as compared to the second quarter of 2010, and an increase in silver price during the quarter. Net earnings after taxes decreased $919,000 or 8% in the quarter ended September 30, 2010, compared to the quarter ended June 30, 2010, mainly due to $2,890,000 increase in deferred income tax expense due to utilization of certain loss carryforwards during the period.

7.

In the quarter ended June 30, 2010, sales revenues increased by $9,710,000 compared to the quarter ended March 31, 2010 and was primarily due to an increase of 325,185 equivalent ounces of silver sold (after intercompany eliminations) in the second quarter of 2010 compared to the first quarter of 2010. In the first quarter of 2010, pre-commercial sales were not included as equivalent ounces sold but instead were credited to the capitalization of the La Encantada mill expansion project. Revenues and net earnings was positively affected by an increase of the average gross revenue per ounce realized of $18.68 in the quarter ended June 30, 2010 compared to $16.23 in the quarter ended March 31, 2010.

8.

In the quarter ended March 31, 2010, sales revenues was comparable to the quarter ended December 31, 2009. The Company sold an additional 153,097 equivalent ounces of silver (after intercompany eliminations) in the first quarter of 2010 compared to the fourth quarter of 2009; however, the average gross revenue per ounce realized was $16.23 in the quarter ended March 31, 2010 compared to $17.72 in the quarter ended December 31, 2009; an average effect of $1.82 per ounce or 10% (not including the $2.3 million earnings from pre-commercial sales).

LIQUIDITY

At December 31, 2011, the Company had cash and cash equivalents of $91.2 million and working capital of $109.7 million, compared to cash and cash equivalents of $41.2 million and working capital $46.1 million at December 31, 2010. Cash and cash equivalents increased by $50.0 million during 2011 as a result of $127.5 million generated from operating activities and $28.4 million from proceeds from exercise of options and warrants, offset by $95.9 million invested in property, plant and equipment, and mineral property interests and $10.5 million increase in deposits on long-term assets.

Cash flows from operations were strong at $127.5 million in 2011, and with current silver prices and expanding operations, the operational cash flows are expected to remain robust for 2012.

During 2011, the Company expended $44.3 million on mineral properties and $51.6 million on property, plant and equipment on a cash basis as compared to $14.7 million expended on mineral properties and $15.8 million expended on property, plant and equipment in 2010. The significant increase in capital expenditures is primarily related to the additional investments in the mill expansion at La Parrilla and the development of the Del Toro project, all afforded by additional operational cash flows.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

With $90.9 million in cash and short-term investments as at the date of this MD&A and between $134.8 million and $142.7 million of cash flow anticipated from operations in 2012, the Company believes it has sufficient funds to meet current operating and capital requirements. Capital requirements for 2012 includes $9.8 million to complete the 2,000 tpd La Parrilla expansion and $123.8 million earmarked for the Del Toro capital project, inclusive of exploration and development costs. The 2012 capital budget is sensitive to the price of silver and therefore management re-visits capital budgeting semi-annually to respond to the volatility in commodity markets. Anticipated operating cash flow of $142.7 million is based on silver price assumption of $30.00 per ounce in 2012. An increase in average silver prices from the budgeted $30.00 could result in more aggressive expenditures in the latter half of 2012 and, conversely, weaker average silver prices could result in a reduction of capital expenditures in the latter half of 2012. Should the Company adopt additional expansion plans, the Company would need to consider the funds required relative to the funds available in treasury at such time, including expected cash flows from operations, to determine whether additional sources would be required for those pending additional expansion plans.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, lead-silver concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $8.7 million as at December 31, 2011 (2010 - $4.6 million), of which $0.6 million (2010 - $0.8 million) is past due. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2011, the Company has outstanding trade payables of $6.5 million (2010 - $6.0 million) which are generally payable in 90 days or less and accrued liabilities of $15.9 million (2010 - $6.3 million) which are generally payable within 12 months. As at December 31, 2011, the Company also has income taxes receivable of $9.7 million which will be applied as installments against income taxes payable to be incurred in 2012. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
Balances in $'000	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$22,433	$22,433	$-	$-	$-
Other financial liabilities	383	383	-	-	-
Debt facilities	784	784	-	-	-
Finance lease obligations	14,094	4,269	8,501	1,324	-
Decommissioning liabilities	7,725	-	-	-	7,725
Purchase obligations	56,321	56,321	-	-	-
Total Obligations	$101,740	$84,190	$8,501	$1,324	$7,725

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				December 31, 2011		December 31, 2010
Balances in USD$'000				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	other receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$42,673	$91	$(1,977)	$40,787	$4,079	$8,174	$817
Mexican peso	1,042	9,763	(18,238)	(7,433)	(549)	(10,726)	(1,073)
	$43,715	$9,854	$(20,215)	$33,354	$3,530	$(2,552)	$(256)

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for less than 5% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk. As at December 31, 2011, based on unsettled silver ounces sold by the Company that are subject to market price adjustments, a 10% increase or decrease of silver price at December 31, 2011 does not have a significant impact on net earnings.

Political and Country Risk

First Majestic currently conducts foreign operations primarily in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2011, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

As at year end, the Company was carrying a long position on silver futures equivalent to 1.0 million ounces of silver at an average price of $32.00, representing an unrealized investment loss of $4.1 million. Management is bullish on silver prices and believed the price of silver would recover sufficiently to erase the unrealized loss. Subsequent to year end, the Company sold its entire position and converted the unrealized loss of $4.1 million to a realized gain of $1.5 million.

During the year, the Company pledged certain properties of the San Martin Silver Mine as guarantees as part of the requirement for its tax appeal process with the Mexican tax authority (see note 32 of consolidated financial statements for the year ended December 31, 2011).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the year ended December 31, 2011, there were no significant transactions with related parties outside of the ordinary course of business.

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

SUBSEQUENT EVENTS

Subsequent to December 31, 2011:

a)	The Company sold its long position on silver futures and converted the unrealized loss of $4.1 million to a realized gain of $1.5 million;

b)	1,040,000 options were granted with a weighted average exercise price of CAD$17.96 and expire in five years from the grant date;

c)	431,650 options were exercised for gross proceeds of CAD$2,536,000; and

d)	25,000 options were cancelled.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property or mill expansion has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management’s determination that the flotation plant at the La Parrilla mine and the cyanidation plant at the La Encantada mine achieved commercial production levels intended by management on October 1, 2011 and April 1, 2010, respectively.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of property, plant and equipment assets and mining interests

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment assets and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rate or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of income.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Management executed a corporate restructuring for tax purposes effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at December 31, 2011, and management assessed whether the Company is “more likely than not” to benefit from these tax losses. In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2014 to 2021. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

During the year, Minera El Pilon, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.6 million (75.7 million Mexican pesos). The Company is currently defending the tax treatments amounting to $3.2 million (43.4 million Mexican pesos) related to 2007 via the administrative appeal process and believes it has a strong defense against the claims. The tax reassessment for 2004 to 2006 amounting to $2.4 million (32.3 million Mexican pesos) are being pursued through tax court, which requires pledging security as guarantees until the end of the trial. As a result, the Company has pledged certain properties of the San Martin mine as guarantees. The Company believes it is more likely than not that it will defend itself successfully in all claims and therefore has not recorded a provision for the potential tax exposure.

During the second half of 2011, the Company established a global tax structure to take advantage of favourable tax rates in various jurisdictions. This global tax restructuring is anticipated to reduce the overall effective tax rate to approximately 25% annually and to remain at these rates provided the rates of the underlying jurisdictions do not change.

Due to the size, structure, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the audited consolidated financial statements of the Company.

CHANGE IN ACCOUNTING POLICIES

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

IFRS represents standards and interpretations approved by the IASB, and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”).

Effective January 1, 2011, the Company prepares its financial statements in accordance with IFRS. The comparative financial information of 2010 in the MD&A has also been restated to conform with IFRS. This MD&A should be read in conjunction with Note 34 “First Time Adoption of IFRS” of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The financial reporting changes that resulted from the application of IFRS accounting policies which were implemented during the year ended December 31, 2011 have not materially affected, or are not reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2011, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2011, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2011, as stated in their report which appears on the Company’s consolidated financial statements.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2011.